UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-147086-01

TONGXIN INTERNATIONAL LTD.
(Translation of Registrant’s Name into English)

199 Pierce Street,Suite 202
Birmingham, Michigan 48009
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This form 6-K consists of the following exhibits attached hereto:

1. Press release dated November 9, 2009, relating to Tongxin International Ltd. Reports Third Quarter 2009 Financial Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TONGXIN INTERNATIONAL LTD.
(Registrant)

By:  /s/ Rudy Wilson

Name:  Rudy Wilson
Title: Chairman of the Board and Chief Executive Officer

/s/ Jackie Chang

Name:  Jackie Chang
Title: Chief Financial and Accounting Officer

Date: November 9, 2009

Tongxin International, Ltd. Reports Third Quarter 2009 Financial Results

Steady growth with increased profit margins drives income for the quarter and nine-months of 2009.

CHANGSHA, China, November 9,  2009 /Xinhua-PRNewswire-FirstCall/ — Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered vehicle body structures (“EVBS” or “truck cabs”) and stamped parts for the commercial automotive industry, today announced the Company's third quarter 2009 financial results.

- Q3 2009 revenues increased 18.8% to $27.1 million vs. Q3 2008.

- Non-GAAP Q3 2009 net income increased 83.4% to $3.8 million vs. Q3 2008

- Non-GAAP Q3 2009 earnings per share were $0.29

- Nine-months 2009 revenues increased 19.9% to $91.5 million and non-GAAP net income increased 51.9% to $12.3 million with $1.08 non-GAAP earnings per share based on 11.4 million weighted average basis diluted shares outstanding.

*Non-GAAP calculation excluded value of unrealized warrants

Third Quarter Financial Results
Net revenues for the third quarter ended September 30, 2009 increased 18.8% to $27.1 million, an approximate $4.3 million improvement over the same period the prior year.    “Mini”, “Light”, “Medium” and “Heavy-duty” trucks lead growth from shipments to Tongxin’s customer base in 21 sales regions in throughout China.

Cost of goods sold were $19.1 million in the third quarter 2009; 71% of Tongxin’s costs are cold rolled steel it purchases from supplies in China and Korea.  The balances of cost of goods sold are components, paint and interiors used in the manufacturing process plus logistics costs and labor costs.   Corresponding gross profits for the third quarter were $8.0 million compared to $4.4 million in the third quarter of 2008.   Gross margins for the quarter were 29.5%, compared to 19.2% for the same period prior year.  The strong increase in gross margins was mainly due to the steel material price reduction taking effect as well company’s fixed costs reductions including labor cost, depreciation and amortization costs.

Total operating expenses for the third quarter of 2009 were $2.9 million versus $1.5 million for the same period in 2008.  Included in the third quarter operating expenses were approximately $0.6 million costs reflecting added accounting expenses, ERP system implementation and SOX compliance costs. Operating expenses were 10.9% of net sales compared with 6.5% for the same period in 2008.  Operating income and operating margins for the third quarter 2009 were $5.1 million and 18.7%, respectively, versus $2.9 million and 12.6% in 2008.

Non-GAAP net income was $3.8 million, representing an increase of 83.4% from $2.1 million reported in the same period prior year.   Non-GAAP earnings per share for the quarter were $0.29 based on 13.1 weighted average diluted shares outstanding.

“We have been pleased with the financial result in our business for this quarter and the improving trends in key operating metrics we have witnessed this year,” opened Jackie Chang, CFO of Tongxin International. “Not only our revenue out paced the overall commercial vehicle market in China, our gross margins continue to improve in many areas so we can sustain our overall net profit margin in the low season. We’ve seen the positive margin effect as a result of our new contract price for steel, our largest cost component, which effectively locks us in on current prices for the remainder of 2009, which we believe serves as a good hedge against rising prices in the face of improving economic activity,” Chang concluded.

Nine-Months Ended September, 30, 2009
According to the September, 2009 China Business Update — AutoStatistics ("CBU"), a total of 9.66 million vehicles were sold in China (excluding exports) during the nine month period ended September 30, 2009. A breakdown in sales volume by segment follows;

— 5.06 million passenger cars, a  60.4 % increase from a year ago
— 2.18 million Multi Purpose Vehicles (MPV), Sport Utility vehicles (SUV) and Mini Vans (MV), a 41.2% increase from a year ago
— 2.42 million commercial vehicles, a 15.6% increase from a year ago

During 2009, the Chinese automotive market became the largest in the world in terms of production and sales as all segments, including passenger cars, SUVs/MPVs/MPs, and commercial vehicles, exhibited double digit growth year over year.

For the first nine months ended September 30, 2009 Tongxin’s total revenues were $91.5 million, representing an increase of 19.9% over the same period in 2008. Tongxin's increase in revenues outperformed the overall commercial vehicle market segment during the first nine months of 2009 which grew approximately 15.6%, and is attributed to the securing of 17 new manufacturing contracts earlier in the year, growth in the mini and light truck segments and the Company’s move into on-site manufacturing programs with two of its top ten customers.  Export in the first nine months also rebounded.  Export sales to Vietnam were $11.3 million for the first nine months of 2009, a 2.7% increase from the same period the previous year.  According to the Vietnamese Automotive Manufacturing Association (“VAMA”), Vietnam sold 37,000 commercial vehicles in the nine-month period ended September 30, 2009 versus 53,000 in the same period in 2008 or approximately a 30% decrease. Excluding exports from Tongxin's revenues, the Company reported an increase in domestic revenues of 22.8% for the first nine months of 2009.

Non-GAAP earnings before interest and taxes were $17.9 million versus $12.3 million.  EBIT margins for the nine-months period were 19.5% for 2009 versus 16.1% in 2008. Tongxin currently pays the standard Chinese corporate tax rate of 25% however the Company has announced on November 3, it has entered its final stage of approval to reduce its tax rate to 15% for a three-year period as New and High Technology Enterprise.

Non-GAAP net income for the nine month period ended September 30, 2009 increased 51.85% to $12.3 million from $8.1 million in the nine months of 2008.  Non-GAAP basic earnings per share were $1.08 based on 11.4 million diluted shares outstanding versus $0.73 for the nine month period 2008, a  49.0% increase. GAAP net loss for the nine month ended September 2009 were $9.1 million which include unrealized warrant loss of $17.6 million and warrant expense of $3.8 million. GAAP loss per share  were ($.80) based on 11.4 million weighted average basic and diluted shares outstanding.

The Company is reporting non-GAAP operating and net income as a result of the non-cash warrant loss of $21.4 million related to the Company’ s warrants as part of its 2006 IPO financing.   Considering the effect the non-cash warrant loss have on the reported GAAP financials, the management of Tongxin believes non-GAAP numbers provide more visibility in its operational performance.

"We believe that the nine months of 2009 gives a strong representation of our capabilities as a valued added supplier to the market", stated CEO, Duanxiang Zhang, of Tongxin International. “As domestic demand and the effects of the stimulus packages including the latest subsidy program announced on July 15 to spur commercial vehicles sales continue to work their way through the economy plus a noticeable return of export orders,  we anticipate a succession of strong quarters for Tongxin and continued demand for EVBS through the end of the year." Zhang concluded

Balance Sheet and Cash Flow Discussion
As of September 30, 2009, Tongxin International had approximately $12.4 million in cash and cash equivalents compared to $11.3 million on December 31, 2008 . The Company maintained a Non-GAAP current ratio of 1.5, GAAP current ratio of 1.15 and $26.0 million in accounts receivable on September 30, 2009.  Corresponding days sales outstanding ("DSO") were 89 days. Non-GAAP stockholders' equity was $98.1 million on September 30, 2009 from $ 79.8 million as of December 31, 2008, an increase of $18.3 million as result of 2009 non-GAAP net income of $12.3 million, warrant redemption of $5.0 million and exchange rate of $1 million.  GAAP stockholders’ equity was $80.5 million. GAAP cash flow from operations was $5.4 million.

Company Announcements
Tongxin is planning a number of events in the coming months.

       November  19-20, 2009  -  Brean Murray Investment Conference
       December 4, 2009           -  2009 Annual Shareholders Meeting - Shanghai

Q3 2009 Earnings Conference Call
To attend the call, please use the dial information below.  When prompted, ask for the “Tongxin International Conference Call” and/or be prepared to provide the conference ID.  Details of the conference call are noted below:

Date:                                                                November, 10th 2009
Time:                                                               10:00am ET
Conference Line Dial-In (U.S.):                    1-877-941-4776
International Dial-In:                                    1-480-629-9762
Conference ID:                                               4182012
Webcast link:                                                  http://viavid.net/dce.aspx?sid=00006CE2

Please dial in at least 10-minutes before the call to ensure timely participation. A playback will be available through November 17th, 2009. To listen, please call 1-800-406-7325 within the United States or 1-303-590-3030 when calling internationally. Utilize the pass code 4182012 for the replay.

About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments.  The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process.   EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.  Tongxin maintains a network of more than 130 across 21 sales regions throughout China provinces in China.  Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute “Forward-Looking Statements.” Actual results may differ materially due to numerous important factors that are described in Tongxin International’s most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company’s ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

For more information, please contact:

COMPANY:

     Mr. Rudy Wilson, CEO
     Tel:  248-593-8330
     Email:  rudy@txicint.com
     Ms. Jackie Chang, CFO
     Tel:  626-660-7117
     China:  +86-13467553808
     Email:  jackie@txicint.com
     Web: www.txicint.com

INVESTOR RELATIONS:

     John Mattio, SVP
     HC International, Inc.
     Tel:   +1-203-616-5144 (U.S.)
     Email: john.mattio@hcinternational.net
     Web:   www.hcinternational.net

TONGXIN INTERNATIONL, LTD.
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND 2008 AND DECEMBER 31, 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)

	30-Sep-09	31-Dec-08
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$12,414	$11,313
Restricted Cash - Security deposit	5,572	5,836
Accounts receivable-Trade, net of allowance for doubtful accounts	14,771	13,153
Other receivable- net of allowance for doubtful accounts	846	1,600
Due from Related party	15,527	17,313
Notes receivable	3,613
Inventories	24,752	19,096
Investment in marketable securities	73	146
Prepaid expenses	10,041	4,197
Deferred tax assets	1,940	2,067

Total current assets	89,549	74,721

Investment in non-consolidated subsidiaries and affiliates	208	208
Property, plant and equipment, net of depreciation	41,981	36,918
Land occupancy rights	9,115	9,633
HNTX internal receivable
Deferred income tax	0
Goodwill	19,296	36,696

TOTAL ASSETS	$160,149	$158,176

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,855	$21,037
Accrued expenses and other liabilities	2,692	7,393
Income tax payable	3,952	17,418
Short-term loans	25,839	16,669
Short-term loans from shareholders		8,591
Warrant liabilities	18,065	452

Total current liabilities	77,403	71,560

Long-term liabilities:
Long-term loans	0	4,523
Long-term loans from shareholders	0
Deferred tax liability	2,244	2,243
Other		25

Total liabilities	79,647	78,351

Stockholders’ equity:
Preferred Stock, $0.001 par value, authorized 1,000,000 shares; none issued
Common stock - $0.001 par value, authorized 39,000,000 shares; issued 13,898,107 shares and outstanding 12,308,685 shares	14	13
Reserve funds
Additional paid-in capital	85,953	77,081
Treasury Stock, 1,589,422 shares	(7,682)	(7,682)
Accumulated other comprehensive income	1,335	426
Deficit accumulated at develop	0	0
Capital Stock	0
Retained earnings	882	9,987

Total stockholders’ equity	80,502	79,825

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$160,149	$158,176

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS JULY 1 THROUGH SEPTEMBER 30, 2009 AND 2008
AND NINE MONTHS JANUARY 1 THROUGH SEPTEMBER 30, 2009 AND 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)

	Three Months Ended September		Nine Months Ended September 30, 2009
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$27,149	$22,849	$91,510	$76,328

Cost of goods sold	(19,137)	(18,468)	(67,202)	(59,713)

Gross profit	8,012	4,381	24,308	16,615

Operating expenses:
Selling, general and administrative expenses	(2,946)	(1,493)	(7,052)	(4,698)
Unrealized gain/(losss) of warrant /Other Income, Net	(10,837)	151	(16,995)	373
Warrant Expense	(3,831)		(3,831)
Interest Expenses	(74)	(437)	(1,176)	(1,667)

Income before income taxes	(9,676)	2,602	(4,746)	10,623

Income taxes	(1,222)	(521)	(4,360)	(2,498)

GAAP Net income (loss)	$(10,898)	$2,081	$(9,106)	$8,125

Non-GAAP Net Income*	$3,816	$2.081	$12,338	$8,125
Comprehensive income (loss)	(9,989)	2,081	(8,197)	8,125
Non-GAAP Net income per common share-basic*	0.33	0.19	1.08	0.73
Non-GAAP Net income per common share-diluted*	0.29	0.16	1.08	0.63
Weighted average shares outstanding-basic	11,649,143	11,205,270	11,417,883	11,205,270
Weighted average shares outstanding-diluted	13,067,271	12,925,932	11,417,883	12,925,932

*Non-GAAP income excluded effects of non-cash unrealized warrant gain

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND TWELVE MONTHS ENDED2008
(US$ amounts expressed in thousands)

	FOR THE NINE MONTHS	FOR THE TWELVE MONTHS
	ENDED SEPTEMBER 30	ENDED DECEMBER 31
	2009	2008
	(unaudited)	(audited)
Cash flows from operating activities:
Net (loss) income	$(9,106)	$20,486
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Reversal of bad debt allowance		(944)
Depreciation expense	1,204	2,828
Amortization expense	518	54
Deferred income taxes	127
Warrant redemption expense	3,831
Unrealized (gain)/loss on warrant	17,613	(13,535)
Changes in operating assets and liabilities:
(Increase)/decrease in inventories	(5,656)	(5,112)
(Increase)/decrease in trade accounts / notes receivable	(5,231)	11,453
(Increase)/decrease in Due from related party	1,786	(1,724)
(Increase)/decrease of prepaid expenses and other current assets	(5,507)	(1,275)
(Increase)/decrease in Deferred tax assets	-	192
(Increase)/decrease in Other Receivable	754	2
Increase/(decrease) in accounts payable	5,818	967
Increase/(decrease) of accrued expenses, and other liabilities	(766)	(943)

Net cash provided by operating activities	5,385	12,449

Cash flows from investing activities:
Acquisition of Hunan Tongxin Enterprise Co. Ltd., net of cash acquired of $5,319	-	(7,700)
Cash paid for purchase of fixed assets and intangible assets	(6,267)	(9,493)
Cash paid for investment	-	(75)

Net cash used in investing activities	(6,267)	(17,268)

Cash flows from financing activities:
Proceeds from loans	17,449	23,649
Proceeds from warrant redemption	5,042	-
Proceeds /(Payments) from loans-related parties		9,894
Dividends paid
Debt repayments	(12,827)	(23,444)
Debt repayments-related parties	(8,591)	(16,425)

Net cash (used in) provided by financing activities	1,073	(6,326)

Effect of foreign exchange rate changes	909	199

Net increase (decrease) in cash and cash equivalents	1,100	9,651
Cash and cash equivalents at beginning of year	11,313	1,662
Cash and cash equivalents at end of year	12,413	11,313

Supplemental information:
Income taxes paid	1,570	2,843
Interest paid	1,176	2,702